Exhibit 99.1

TEMBEC INDUSTRIES INC.
MATERIAL CHANGE REPORT

Form 51-102F3

ITEM 1:	NAME AND ADDRESS OF COMPANY

TEMBEC INDUSTRIES INC.
800 René-Lévesque Blvd. West, Suite 1050
Montréal, Québec
H3B 1X9

ITEM 2:	DATE OF MATERIAL CHANGE

March 4, 2011

ITEM 3:	NEWS RELEASE

A press release was issued by Tembec Inc. (“Tembec”) on March 4, 2011through the services of Canada NewsWire.

ITEM 4:	SUMMARY OF MATERIAL CHANGE

Tembec announced that it had entered into a new $200 million asset-based secured revolving credit facility with GE Capital and CIBC. The new five-year facility expires in February 2016 and will effectively replace an existing $205 million revolving credit facility that would have expired in December 2011. The new facility has a first priority charge over the receivables and inventories of the Company’s Canadian operations.

ITEM 5:	FULL DESCRIPTION OF MATERIAL CHANGE

See press release attached hereto.

ITEM 6:	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7:	OMITTED INFORMATION

None.

ITEM 8:	EXECUTIVE OFFICER

The following officer of Tembec Industries Inc. is knowledgeable about the material change and this report:

Patrick LeBel
Vice President, General Counsel and Corporate Secretary
(514) 871-1473

ITEM 9:	DATE OF REPORT

Dated at Montréal, this 14th day of March, 2011.

PRESS RELEASE	FOR IMMEDIATE RELEASE

Tembec announces new $200 million asset-based secured revolving credit facility

Temiscaming, Quebec, March 4, 2011 – Tembec today announced that it had entered into a new $200 million asset-based secured revolving credit facility with GE Capital and CIBC. The new five-year facility expires in February 2016 and will effectively replace an existing $205 million revolving credit facility that would have expired in December 2011. The new facility has a first priority charge over the receivables and inventories of the Company’s Canadian operations. The terms of the new facility will provide for an increase in availability of approximately $60 million due primarily to a reduction in borrowing base reserves. After giving effect to the increased availability, the Company’s total liquidity (cash and available revolving lines of credit) will be approximately $190 million.

The Company had previously indicated that the refinancing of the revolving credit facility was a priority. “We are pleased that we were able to build on our long-standing ABL relationship with two of our existing lenders,” said Michel Dumas, Executive Vice President, Finance and Chief Financial Officer.

“The refinancing of our ABL to 2016, as well as the prior issuance of senior secured notes maturing in 2018, represented key elements of the Company’s business plan. Tembec is well positioned to benefit from improving economic conditions, with relatively low debt and enhanced liquidity,” added James Lopez, President and Chief Executive Officer.

Tembec is a large, diversified and integrated forest products company which stands as the global leader in sustainable forest management practices. The Company’s principal operations are located in Canada and France. Tembec’s common shares are listed on the Toronto Stock Exchange under the symbol TMB and warrants under TMB.WT. Additional information on Tembec is available on its website at www.tembec.com.

This press release includes “forward-looking statements” within the meaning of securities laws. Such statements relate, without limitation, to the Company’s or management’s objectives, projections, estimates, expectations or predictions of the future and can be identified by words such as “may”, “will”, “could”, “anticipate”, “estimate”, “expect” and “project”, the negative or variation thereof, and expressions of similar nature. Forward-looking statements are based on certain assumptions and analyses made by the Company in light of its experience, information available to it and its perception of future developments. Such statements are subject to a number of risks and uncertainties, including, but not limited to, changes in foreign exchange rates, product selling prices, raw material and operating costs and other factors identified in our periodic filings with securities regulatory authorities. Many of these risks are beyond the control of the Company and, therefore, may cause actual actions or results to materially differ from those expressed or implied herein. The forward-looking statements contained herein reflect the Company’s expectations as of the date hereof and are subject to change after such date. The Company disclaims any intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable securities legislation.

Information:  Stephen Norris
                        Treasurer
                        Tel.: 514-871-2309
                        steve.norris@tembec.com